PricewaterhouseCoopers LLP served as the independent public accountants for the Fund's last fiscal year. The client-auditor relationship between PricewaterhouseCoopers LLP and the Fund ceased as of May 18, 2000. The cessation of the client-auditor relationship between the Fund and PricewaterhouseCoopers LLP was based solely on a possible future business relationship by PricewaterhouseCoopers LLP with an affiliate of the Fund's investment adviser. PricewaterhouseCoopers LLP's reports on the financial statements for the Fund during the Fund's last two fiscal years did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. During the last two fiscal years and any subsequent interim period, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused PricewaterhouseCooper LLP to make reference to the subject matter of the disagreement in connection with its report.

October 30,  2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Re: Van Kampen Equity Trust II -- File Numbers 333-75493/811-2851 Van Kampen Emerging Growth Fund -- File Numbers 2-33214/811-2424 Van Kampen Corporate Bond Fund -- File Numbers 2-21819/811-2423 Van Kampen High Income Corporate Bond Fund
                    File Number 2-62115/811-2851


Commissioners:

We have read the statement provided in Exhibit 77K in the Form N-SAR, made by the Van Kampen Funds referenced above, which we understand will be filed with the Commission, pursuant to Items 77K and 102J of Form N-SAR, as part of the Company's Form N-SAR report dated August 31, 2000. We agree with the statements concerning our Firm in such Form N-SAR report.

Very truly your,


PricewaterhouseCoopers LLP